Filed pursuant to Rule 424(b)(3)
Registration No. 333-184361

The Private Shares Fund

(the “Fund”)

Supplement dated October 10, 2025 to the Prospectus and Statement of Additional Information (“SAI”) of the Fund dated May 1, 2025

This supplement updates and, to the extent inconsistent therewith, replaces information contained in the Prospectus and SAI of the Fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Prospectus and SAI and retain it for future reference.

Effective immediately, the Fund’s Portfolio Management Team is comprised of Kevin Moss, Sven Jonas Grankvist and Jennifer Pruitt. Accordingly, effective October 10, 2025, the table and following biographies in the “Management of the Fund—Portfolio Managers” section of the Prospectus is deleted and replaced with the following:

Name, Address and Age	Other Position(s) Held with Fund	Term of Office and Length of Time Served as Portfolio Manager	Principal Occupation(s) During the Past Five Years
Kevin Moss c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 7/11/1969	President (since April 2019)	Since October 2018	Managing Director of Liberty Street Advisors, Inc.; Managing Member of Pearl Lane Advisors, LLC; Managing Director of SP Investments Management LLC; Chief Operating Officer of SP Investments Management LLC
Sven Jonas Grankvist c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 4/4/1984	None.	Since June 2018	Managing Director of Liberty Street Advisors, Inc.; Managing Director of Pearl Lane Advisors, LLC; Director of SP Investments Management, LLC; Vice President of SP Investments Management LLC; Associate of SP Investments Management, LLC
Jennifer Pruitt c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 4/4/1992	None.	Since October 2025	Vice President of Liberty Street Advisors, Inc.

Kevin Moss is a Managing Director of Liberty Street Advisors, Inc. and serves as a portfolio manager of the Fund, and is a member of the Liberty Street Advisors Investment Committee. He also serves as Managing Member and portfolio manager for Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Prior to joining Liberty Street Advisors, he was with SP Investments Management, LLC (“SPIM”), a registered investment adviser and wholly owned subsidiary of SharesPost, Inc. For eight years he served as SPIM’s President and COO overseeing the operations and trading of SPIM. He is also one of the creators of the Fund and continues to serve as the President of the Fund and as one of the portfolio managers. Prior to joining SPIM, Kevin was a senior portfolio manager at First New York Securities, where he managed a global macro book. With over 20 years of senior level experience in financial services, Kevin’s specific areas of expertise include the management of client relationships, investment research coverage, block and position trading, and operations management. Kevin began his career as an institutional equity sales trader working for Instinet, and later Commerzbank. His client base included hedge funds, pension funds and proprietary trading desks. Subsequently, Kevin held a series of distinguished posts at leading hedge funds and proprietary trading firms, including serving as the head of international trading for Libra Advisors and Opus Trading Funds. Mr. Moss holds a Bachelor of Science from Tulane University and an MBA from Columbia University.

Sven Jonas Grankvist is a Managing Director of Liberty Street Advisors, Inc. and serves as a portfolio manager of the Fund, and is a member of the Liberty Street Advisors Investment Committee. He also is Managing Director and portfolio manager with Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Jonas has over 15 years of experience in financial services. Prior to joining Liberty Street Advisors, he spent eight years with SP Investments Management, LLC, a registered investment adviser. He is an original member of the Fund team and played a key role in developing the Fund’s valuation procedures. During his tenure as portfolio manager, Jonas has led or co-lead hundreds of primary and secondary direct transactions involving more than 45 leading growth-stage private companies, with responsibilities spanning due diligence, originating, negotiating and deal execution. Jonas began his career as a technology investment banker at Berman Capital. He earned an LLM from Uppsala University and an MBA from Golden Gate University.

Jennifer Pruitt is a Vice President of Liberty Street Advisors, Inc. and serves as a portfolio manager of the Fund, and is a member of the Liberty Street Advisors Investment Committee. She also is Vice President and portfolio manager with Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Jennifer has 10 years of experience in financial services and investment management, with the last 6 years focused on the investment and valuation of venture-backed companies. Prior to joining the Fund’s investment team and Liberty Street Advisors, Jennifer worked at Houlihan Lokey in the financial advisory group, focusing on business and security valuations related to mergers and acquisitions as well as tax and financial reporting. Jennifer holds a BBA in Accountancy from the University of Notre Dame, summa cum laude, and a Master’s in Professional Accounting from the University of Texas at Austin.

Liberty Street is reliant on Messrs. Moss and Grankvist and Ms. Pruitt for the day-to-day management of the Fund’s portfolio. Their absence or departure, for any reason, would require the Investment Adviser to replace them with other qualified personnel, which could have an adverse impact on management of the Fund’s portfolio. The Investment Adviser has hired additional investment professionals and intends to continue to hire additional investment professionals commensurate with the growth of the Fund’s investment portfolio.

In addition, effective immediately, the following paragraph under the subsection “Liberty Street Advisors, Inc.” in the Prospectus is deleted and replaced with the following:

Liberty Street Advisors, Inc. — the Investment Adviser of the Fund. Kevin Moss and Sven Jonas Grankvist are Managing Directors, and Jennifer Pruitt is Vice President, of Liberty Street Advisors, Inc. Effective October 10, 2025, Timothy Reick is the Chief Investment Officer of Liberty Street Advisors, Inc.

In addition, effective immediately, the paragraph “Portfolio Managers” in the SAI is deleted and replaced with the following:

The Investment Adviser’s Portfolio Management Team is primarily responsible for the day-to-day management of the Fund’s portfolio. The Portfolio Management Team is comprised of Kevin Moss, Sven Jonas Grankvist and Jennifer Pruitt. See the Prospectus for biographies of the portfolio managers.

Effective immediately, the following table in the subsection titled “Portfolio Manager Ownership of Securities” in the SAI is deleted and replaced with the following:

Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned by Portfolio Manager
Kevin Moss	$10,001-$50,000
Sven Jonas Grankvist	$10,001-$50,000
Jennifer Pruitt*	$0

*Information provided as of October 1, 2025.

Effective immediately, the following information is added to the tables in the subsections titled “Other SEC Registered Investment Companies Managed”, “Other Pooled Investment Vehicles Managed” and “Other Accounts Managed” in the SAI are deleted and replaced with the following:

Other SEC-Registered Investment Companies Managed

Name of Portfolio Manager	Number of Registered Investment Companies	Total Assets of Registered Investment Companies	Number of Investment Company Accounts with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Kevin Moss	0	$0	0	$0
Sven Jonas Grankvist	0	$0	0	$0
Jennifer Pruitt*	0	$0	0	$0

*Information provided as of October 1, 2025.

Other Pooled Investment Vehicles Managed

Name of Portfolio Manager	Number of Pooled Investment Vehicles	Total Assets of Pooled Investment Vehicles	Number of Pooled Investment Vehicles with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Kevin Moss	2	$148,058,334	1	$64,986,057
Sven Jonas Grankvist	2	$148,058,334	1	$64,986,057
Jennifer Pruitt*	0	$0	0	$0

*Information provided as of October 1, 2025.

Other Accounts Managed

Name of Portfolio Manager	Number of Other Accounts	Total Assets of Other Accounts	Number of Other Accounts with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Kevin Moss	0	$0	0	$0
Sven Jonas Grankvist	0	$0	0	$0
Jennifer Pruitt*	0	$0	0	$0

*Information provided as of October 1, 2025.

You should retain this Supplement for future reference.